Ruben & Aronson, LLP.

4800 Montgomery Lane, Suite 150

Bethesda, MD 20814

301-951-9696

January 12, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20004

Re:                               MTR Gaming Group, Inc.

Registration Statement on Form S-4

Filed November 10, 2009

File No. 333-163018

And Amendment No. 1 to Form S-4

Registration Statement on Form S-3

Filed November 17, 2009

File No. 333-163146

And Amendment No. 1 to Form S-3

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 16, 2009

File No. 000-20508

Form 10-K/A for Fiscal Year Ended December 31, 2008

Filed April 30, 2009

File No. 000-20508

Ladies and Gentlemen:

On behalf of our client, MTR Gaming Group, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 7, 2009, with respect to the above-referenced filings. The Company has filed with the Commission on this date its Amendment No. 1 to the above-referenced Form S-3 and Amendment No. 1 to the above-referenced Form S-4 which reflect the Company’s responses to the Staff’s comments. In addition, the Amendments include other disclosures regarding certain recent developments related to the Company and its operations. A marked copy of each Amendment No. 1 has also been provided via Edgar showing changes to the Registration Statements on Form S-3 and on Form S-4. Please let us know if you would like us to deliver courtesy paper versions of these documents to your offices.

For convenience of reference, each staff comment is reprinted in italics, numbered to correspond with the comment paragraph numbers in your December 7, 2009 comment letter, and is followed by the corresponding response of the Company. Where applicable and available, the Company has provided the revisions it proposes to make in future filings in response to the Staff’s comments.  All page references, unless otherwise indicated, are to pages included in Amendment No. 1 to the Company’s Registration Statement on Form S-4.

Registration Statement on Form S-3

Comment

1.              Please make applicable conforming changes to your registration statement on Form S-3 (file no. 333-163146) based on our comments below. Please revise.

Response

The requested revisions have been made in Amendment No. 1 to the Company’s Registration Statement on Form S-3.

Registration Statement on Form S-4

General

Comment

2.              We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response

The requested supplemental letter is being provided by the Company with Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No 1 to the S-4).

Comment

3.              Please include the letter of transmittal with your next amendment for our review.

Response

The Letter of Transmittal is included as Exhibit 99.1 to Amendment No. 1 to the S-4.

Prospectus Cover Page

Comment

4.              Please disclose on the cover page that broker-dealers who receive the Series B Notes for Series A Notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new securities.

Response

The requested revision has been made on the Prospectus Cover Page.

Comment

5.              Please also disclose that broker-dealers who acquired the Series A Notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of such new Series B Notes.

Response

The requested revision has been made on the Prospectus Cover Page.

Prospectus Summary

Overview

Comment

6.              Refer to the last sentence of the second paragraph on page 4 and similar disclosure on page 6. Revise to quantify the significant recurring expenses since November 2008 and provide a cross-reference to the appropriate discussion of these steps elsewhere in the prospectus.

Response

The requested revision has been made on pages 4, 6, 53 and 55.

Comment

7.              Please include a paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub.

Response

The requested revision has been made to the Prospectus Summary Overview on page 4.

Comment

8.              At some appropriate place in the Summary include a bolded heading for a paragraph which captures the potential increases in competition you will face now disclosed in the second paragraph under Scioto Downs. Also include the fact that your indentures will require that 50% of any funding for future gaming operations like slots at Scioto Down must be obtained by equity financing. See the next-to-last paragraph on page 18.

Response

The requested revision has been made on page 5.

Our Strengths

Comment

9.              We note that under the second bolded paragraph on page 6 you see as a strength the stable and resilient cash flow of your markets. Please revise this paragraph to indicate that despite this you had losses for each of the last two audited years.

Response

The requested revisions have been made on pages 6 and 55.

Comment

10.       Please revise the subtitle “Well Positioned for Legislative Developments” to something that better captures the rest of the paragraph. It appears that a better title would be that your company is unusually exposed to changes made by state legislatures, which may increase your competition as well as acting in ways that help you.

Response

We have addressed this comment by inserting the word “Positive” before “Legislative Developments” and broadening the disclosure within the sub-heading to inform that the geographic concentration of the Company’s core assets makes the Company vulnerable to negative legislative changes, such as the Ohio casino referendum that will create new competition.  We believe that this approach is consistent with the fact that the Company continues to view its position vis-à-vis legislative developments, on balance, to be a “strength,” while addressing the Staff’s concern for balancing the positive attributes with the potential negatives.  The revisions have been made on pages 6 and 55.

The Exchange Offer

Comment

11.       Please revise this section to clarify that all private notes validly tendered and not validly withdrawn will be exchanged “promptly” after the expiration or termination of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

Response

The requested revision has been made on page 8.

Comment

12.       As a follow up to the above comment, we note that in many places in your filing you state that you will return the private notes and/or issue new notes as “promptly as practicable,” which is not appropriate. As stated above, Rule 14e-1(c) requires that you exchange the notes or return the notes “promptly” upon expiration or termination of the offer, as applicable. Please revise throughout your filing.

Response

The requested revisions have been made on pages 10 and 39.

Comment

13.       We note that the Series B notes will be jointly and severally and irrevocably and unconditionally guaranteed by your current subsidiaries, specifically Mountaineer Park, Inc., Presque Isle Downs, Inc., and Scioto Downs, Inc. Please

confirm that the guarantees provided by these entities are full and unconditional and joint and several and that each of these subsidiary guarantors is 100% owned as required by Rule 3-10(f) of Regulation S-X.

Response

The guarantee of the Series B Notes by the Company’s current subsidiaries consisting of Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. are full and unconditional and joint and several.  Each of these subsidiary guarantors is 100% owned by the Company as required by Rule 3-10(f) of Regulation S-X. We have clarified this matter in the Form S-4/A (on the Prospectus cover page) and will include similar disclosure in our periodic financial statement filings.

Comment

14.       Assuming a satisfactory response to the comment noted above, please note that the existence of such guarantee arrangements requires the presentation of condensed consolidating financial information in the notes to your annual and interim financial statements in accordance with Rule 3-10(f) of Regulation S-X. Please revise to include such information in the notes to your annual and interim financial statements along with a description of the guarantee arrangements. Alternatively, as we note from page 27 that MTR Gaming is a holding company and has no operations outside ownership interests in subsidiaries, please revise the notes to the company’s annual and interim financial statements to state that MTR has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of MTR other than the subsidiary guarantors are minor. Refer to Note 1 of Rule 3-10(1) of Regulation S-X.

Response

As noted in the response to question 13, each of the subsidiary guarantors of the Series B Notes is 100% owned by MTR, and such guarantees are full and unconditional and joint and several.  The existence of such guarantee arrangements would require the presentation of condensed consolidating financial information in the notes to the interim and annual financial statements in accordance with Rule 3-10(f) of Regulation S-X.

However, as permitted by Note 1 to Rule 3-10(f) of Regulation S-X, since the MTR parent company is a holding company with no discreet operations, the notes to MTR’s financial statements will be revised in future filings to include the following additional disclosure:

The Senior Secured Notes and the Senior Subordinated Notes are jointly and severally, fully and unconditionally guaranteed on a senior secured second priority basis by each of our present and future subsidiaries other than our immaterial subsidiaries (Racelinebet, Inc. which had net revenues and total assets of approximately $146,000 and $161,000, respectively or .04% of consolidated net revenues of continuing operations and .03% of consolidated total assets as of and for the nine months ended September 30, 2009).

MTR Gaming Group, Inc. (parent company) has no independent operations or assets, the guarantees by the guarantor subsidiaries are full and unconditional and joint and several, and any subsidiaries of the parent company’s continuing operations other than the subsidiary guarantors are minor.  Accordingly, condensed consolidating financial information reflecting the parent company, combined subsidiary guarantors and combined other subsidiaries have not been included.

There are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

Comment

15.       In a related matter, please revise the notes to the company’s financial statements to include all disclosures required by Rule 3-10(i)(9) and (10) of Regulation S-X, as applicable.

Response

Reference is made to the revised disclosure included in response to Question 14 that will be included in future filings.

Ratio of Earnings to Fixed Charges,

Comment

16.       As the company’s ratio of earnings to fixed charges is less than 1.0 for 2007 and 2008 and on a pro forma basis for 2008 and the nine months ended September 30, 2009, please revise to disclose the company’s deficiency of earnings to cover fixed charges for each of these periods. Refer to the guidance outlined in Instruction 2 to Item 503(d) of Regulation S-K.

Response

The requested revision has been made on page 14.

Risk Factors

We depend on agreements with our horsemen

Comment

17.       We note that the agreement with the Mountaineer Horsemen expires December 31, 2009. Please update the status.

Response

The risk factor on page 20 has been revised to reflect that a new Agreement has been executed with the Mountaineer Horsemen that will expire on December 31, 2012.

We are subject to environmental laws and potential exposure to environmental liabilities

Comment

18.       Revise the risk factor to provide greater details regarding the environmental laws and regulations which may have a material affect on your business operations. Disclose the amount that you plan on incurring to achieve compliance with the water discharge enforcement matters. Also disclose the other costs that you plan on expending in the next twelve months related to environmental matters.

Response

The requested revisions have been made on page 23.

Expiration Date; Extensions; Amendments

Comment

19.       Refer to the first bullet paragraph on page 41. Revise to correct the cross-reference that the conditions referred to are described under “Conditions to the Exchange Offer” on page 45.

Response

The requested revision has been made on page 43.

Comment

20.       You state that you will give notice of your offering’s extension by oral or written notice and public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Response

The Company hereby confirms that it will disclose the number of securities tendered as of the date of the Company’s notice of extension according to the requirements of Rule 14e-1(d) if the offering period is extended.

Comment

21.       We note your reservation of the right to amend the terms of the offer in your discretion. Please revise this section to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response

The requested revision has been made on page 43.

Comment

22.       We note that you will notify the exchange agent of any extension by oral or written notice. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response

The Company has deleted the reference to an oral notification on page 43 and will only provide a written notice to the exchange agent followed by a public announcement of the extension (which public announcement would be in compliance with Rule 14e-1(d)).

Comment

23.       Refer to the last sentence of this section. Please revise to describe how and when you will “promptly announce any such event.”

Response

The requested revision has been made on page 43.

Exchange Agent

Comment

24.       We note that Wilmington Trust FSB bas been appointed the exchange agent. However, all letters of transmittal must be directed to Wells Fargo Bank, N.A. Please advise.

Response

The requested revision has been made on page 47.

Description of Certain Indebtedness

Comment

25.       Please revise the first sentence to clarify that your credit facility was reduced from its original borrowing capacity to its current $10 million level.

Response

The disclosure has been updated on page 66.

Certain United States Federal Income and Estate Tax Consequences

Comment

26.       Please revise the heading to state that it is a summary of certain “material” U.S. federal income tax consequences.

Response

The requested changes have been made on page 149 and on the Table of Contents pages.

Undertakings

Comment

27.       Please provide the undertakings provided under Item 512(a) of Regulation S-K.

Response

The requested changes have been made on pages II-3 and II-4.

Signature

Comment

28.  Please have the principal financial officer and controller or principal accounting officer for each of the registrants sign the registration statement.

Response

The requested changes have been made on the Signature pages.

Annual Report on Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 28

Comment

29.  We refer to the use of the non-GAAP financial measure EBITDA on page 29. Because this measure excludes amounts that are not considered in the definition of an EBITDA measure (i.e., loss on disposal of property, loss on debt modification, etc.) we believe this measure would be more appropriately titled “Adjusted EBITDA.” See Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures issued by the SEC Staff on June 13, 2003 and revise future filings accordingly.

Response

The Staff’s comment is noted and the Company has reviewed Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures issued by the SEC Staff on June 13, 2003.  Future filings will be revised to change the reference to the non-GAAP financial measure as “Adjusted EBITDA”.

Comment

30.  Also, please revise future filings to explain how this measure is used by the company’s management for purposes of assessing the company’s operating performance. Refer to the guidance outlined in Item 10(e)(i) of Regulation S-K.

Response

The Staff’s comment has been noted and future filings will be revised to explain how Adjusted EBITDA is used by the Company’s management for assessing the Company’s operating performance as follows:

Management uses Adjusted EBITDA as the primary measure of the Company’s operating performance and in evaluating the performance of operating personnel.

Critical Accounting Policies, page 55

Comment

31.  We note that your selected critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. Please note that the critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure — (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

Response

The Staff’s comment is noted and the disclosure of the critical accounting policies will be revised in future filings accordingly.

For example, we will revise our critical accounting policy related to asset impairments and frequent players program as follows:

Impairment of Long-Lived Assets and Intangibles. We reviewed the carrying value of our long-lived assets (including goodwill) whenever events or changes in circumstances indicate that such carrying values may not be recoverable annually. Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues. Management must make various assumptions and estimates when performing its impairment assessments, particularly as it relates to cash flows and asset performance.  Cash flow estimates are, by their nature, subjective and actual results may differ materially from the estimates.  Cash flow estimates include assumptions regarding factors such as recent and budgeted operating performance, net win per unit (revenue), patron visits, growth percentages, operating margins, and current regulatory, social and economic climates.  These estimates could also be negatively impacted by changes in federal, state, or local regulations, economic downturns or developments, other market conditions affecting travel and access to the properties.  During 2008, we performed the annual impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, we determined that there was no impairment of goodwill or indefinite-lived intangible assets, other than that related to Jackson Harness Raceway, as discussed previously.

Frequent Players Program. We offer programs whereby our participating patrons can accumulate points for wagering that can be redeemed for lodging, food and beverage, merchandise and cash. Based upon the historical point redemptions of frequent player program points, we record an estimated liability for the cost of the redemption of earned but unredeemed points.  The estimated cost of redemption utilizes estimates and assumptions of the mix of the various product offerings for which the points will be redeemed and costs of such product offerings. This liability can also be impacted by changes in the programs, membership levels and redemption patterns of our participating patrons.  In late June 2008, we implemented a single frequent player’s reward program that also enabled participating patrons to utilize the points earned at Mountaineer Park at Presque Isle Downs and vice versa.

Financial Statements, page F-I

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Frequent Players Program, page F-l0

Comment

32.  We note that the company records a liability for earned, but unredeemed points based on historical usage patterns. Given the disclosure on page 6 that the frequent players program was established during June of 2008, it is unclear how you have determined historical usage patterns for such points. Please tell us in detail the relevant facts and assumptions used in estimating your liability for points. We may have further comment upon receipt of your response.

Response

The disclosure on page 6 was intended to reference that in June 2008 frequent players at Mountaineer Park could also start to use their frequent player points at Presque Isle Downs and vice versa frequent players at Presque Isle Downs could similarly also use their points at Mountaineer Park.  We will clarify this disclosure in future filings. The Mountaineer Park frequent players program has been in place for many years

(implemented in 2001) and the Presque Isle Downs frequent players program commenced in February 2007 with the opening of that property.

The liability for frequent player earned but unredeemed points is established based upon the value of the points earned adjusted to the estimated cost of the redemption amounts utilizing historical redemption percentages and operating cost information.  The estimated redemption amount is measured for each property based upon the respective property’s percentage of dollars redeemed to dollars earned.  In the case of Presque Isle Downs (opened February 2007), Mountaineer Park’s historical redemption percentage was utilized until such time as Presque Isle Downs’ redemption percentage was considered to be sufficiently developed (approximately 18 months).  During this initial period, the use of Mountaineer Park’s redemption percentage was considered reasonable given the similarity of patrons, product offerings, etc.  The estimated redemption amount is then adjusted to the estimated cost of the goods and services for which the points will be redeemed.  This cost estimate is also based on historical redemption amounts by department (i.e. food and beverage, hotel, retail, etc.) and the operating costs of such departments.

4. Acquisitions and Dispositions of Property, page F-l5.

North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park), page F-16

Comment

33.  We note from page F-17 that the company deconsolidated North Metro, effective April 30, 2007 based on execution of a non-recourse financing arrangement. It is unclear why you deconsolidated North Metro as of April 30, 2007 when the non-recourse financing arrangement and $1 million guarantee was provided in July 2008 per page F-I6. Please advise. If the deconsolidation of North Metro was the result of executing a different non-recourse financing arrangement, please revise future filings to clarify this matter.

Response

The Staff’s comment is noted and the disclosure will be revised in future filings to provide clarification.

The Company deconsolidated North Metro effective April 30, 2007, based upon the non-recourse financing arrangement that was entered into by North Metro in April 2007.  The $1 million guarantee was executed in July 2008 as a result of an amendment of the non-recourse financing obtained by North Metro in 2007.

As disclosed, the guarantee provided on North Metro’s credit facility necessitated a re-evaluation of whether North Metro was a variable interest entity.  It was determined as a result of this re-evaluation that North Metro was not a variable interest entity and therefore, the Company continued to apply the equity method to the investment in North Metro.

Comment

34.  We note from the disclosure in the third paragraph on page F-16, that during the year ended December 31, 2008, the company recorded equity losses in North Metro of approximately $3.5 million. We also note from the discussion in the second paragraph on page F-17, that based on the current default under the Black Diamond credit agreement, Black Diamond’s transaction with Southwest and the company’s inability to provide further funding to North Metro, that there was substantial doubt as to whether the company could recover its investment in North Metro and therefore the company recorded impairment losses of $8.7 million with respect to its investment during 2008. Given the company’s equity in the losses of North Metro during 2008 of approximately $12.2 million, it appears that the company’s investment in North Metro represents a significant equity investment for which audited financial statements should be provided pursuant to Rule 3-09 of Regulation S-X. If you do not believe these financial statements are required, please provide us with the computations prepared in support of your conclusions. We may have further comment upon receipt of your response.

Response

Pursuant to Rule 3-09 of Regulation S-X, audited financial statements for North Metro were not required as of or for any years ended December 31, 2007, or earlier. The equity and impairment losses realized during the year ended December 31, 2008, were significant relative to the income test proscribed by Rule 3-09. However, the Company did not believe inclusion of audited financial statements would provide additional beneficial information to the users of our financial statements because of the following:

• the Company had fully impaired its investment in North Metro as of September 30, 2008, such that the Company did not retain any investment in North Metro relative to the balance sheet presented in the Company’s Form 10-K as of December 31, 2008;

• subsequent to the impairment of the investment, the Company did not realize any additional income/losses or cash flows associated with the operations of North Metro;

• the Company was unable to (and did not intend) to provide additional funding to North Metro based on the term of its (MTR’s) credit agreement;

• the Company had no ongoing obligation relating to North Metro other than the $1 million guarantee (permitted by the MTR credit agreement), in the event the lender decided to act upon the guarantee, which was disclosed;

• the lender had already taken control of Southwest Casino Corporation’s interest in North Metro and was ultimately expected to foreclose on the Company’s interest; the lender had already removed MTR-Harness’s board seat from the North Metro board of directors;

• as of the filing of our Form 10-K, the Company was engaged in substantive negotiations with the lender to surrender the Company’s interests in North Metro; on April 3, 2009, the Company received notification that the lender was pursuing legal action seeking foreclosure of our pledged equity interest in North Metro; ultimately, pursuant to a settlement agreement with the lender executed on May 27, 2009, the Company relinquished its interest in North Metro; and

• Subsequent to relinquishing its interest in North Metro to the lender, the Company did not have any involvement with the operation or management of North Metro.

As a result of the full impairment of the Company’s investment in North Metro, the seizure of operational control of the investment by North Metro’s lender, the lack of prospective results of operations or involvement associated with North Metro, and the imminent surrender of the Company’s ownership interests in North Metro, all of which were disclosed in the Company’s periodic filings, the Company concluded that inclusion of audited financial statements for North Metro would not provide our financial statement users with beneficial information relative to the financial position and continuing operations of MTR Gaming. As a result, audited financial statements for North Metro were not included in our Form 10-K.

Comment

35.       In addition, please revise the notes to the company’s financial statements to include summarized financial information for the company’s investment in North Metro for each period presented in the company’s financial statements. Refer to the disclosure requirements outlined in Rule 4-08(g) of Regulation S-X and ASC Topic 323-10-S50.

Response

Historically, the Company included disclosure of the assets and obligations of North Metro. Prior to the year ended December 31, 2008, North Metro did not conduct substantive revenue-generating activities, as the construction of the property remained ongoing. Operations commenced at North Metro during the year ended December 31, 2008. However, as discussed in the response to comment # 34, prior to preparation of the Company’s annual report on Form 10-K, the Company had fully impaired its investment, lost operational control of the asset, and was engaged in substantive discussions with North Metro’s lender to surrender its ownership interests. Accordingly, given the impairment and imminent surrender of this asset, the Company concluded that disclosure of operating results for North Metro would not provide beneficial information to our financial statement users and would introduce inconsistencies relative to the Company’s lack of ongoing involvement with North Metro.

Annual Report on Form 10-K/A for the year ended December 31, 2008 as filed on April 30, 2009

Compensation Discussion and Analysis, page 6

Peer Groups, page 8

Comment

36.       In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response

The Staff comment is noted and the Company will revise future filings accordingly.

Annual Incentives, page 9

Comment

37.       In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets, including the EBITDA-based targets, that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. We note that general disclosure describing “performance criteria [that] could have included” certain performance goals are insufficient. Refer to the last paragraph on page 20. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response

The Staff comment is noted and the Company will revise future filings accordingly.

Employment Agreements, page 19

Comment

38.       We note that Mr. Griffin is entitled to annual incentive compensation of no less than 30% of his base compensation based ‘upon mutually agreed upon performance goals.” In future filings, revise to disclose the performance goals that must be achieved in order for your chief executive officer to attain the annual incentive compensation.

Response

The Staff comment is noted and the Company will revise future filings accordingly.

*******

Please contact David R. Hughes, MTR Gaming’s Chief Financial Officer, at 724-933-8122, Ext. 105, with any questions.

Sincerely,

\s\ Robert L. Ruben
\s\ Edward A. Friedman
Robert L. Ruben
Edward A. Friedman